SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 3, 2015

Press Release dated July 6, 2015

Press Release dated July 29, 2015

Press Release dated July 30, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: July 31, 2015

Eni: Luigi Zingales resigns from the Board of Directors

Rome, July 3, 2015 - Eni announces that Professor Luigi Zingales* has resigned from Eni’s Board of Directors.
The Board thanks Professor Zingales for his active contribution in these months.
The Board of Directors will replace the resigning Director by law.
Below is a letter that Professor Zingales sent to Eni’s Board of Directors and the Board of Statutory Auditors’ Chairman:

Dear colleagues,
I hereby inform you on my irrevocable resignation as a director of Eni SpA, effective from the receipt of this letter, due to irreconcilable differences of opinion on the role of the Board of Directors in the management of the company. I would appreciate it if you could ask Eni to fulfill the ritual communications in the event of resignation of a Director and send a press release containing the news and the reasons above.
My best wishes for success to Eni and all its employees, I admire the dedication with which they work.

* Independent Director, member of the Control and Risk Committee and of the Nomination Committee.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni starts production at Perla giant gas field offshore Venezuela

  The largest offshore gas field in Latin America and the first gas field to be brought to production offshore Venezuela;
  Developed in 5 years only, an industry-leading time to market;
  Will produce 450 million cubic feet of gas per day in 2015 and 1,200 million cubic feet in 2020. Eni’s net gas production will reach 40,000 barrels of oil equivalent per day in 2015 and 110,000 in 2020.

San Donato Milanese (Milan), July 6, 2015 - Eni has started production of the giant gas field Perla, located in the Gulf of Venezuela, 50 kilometers offshore. The first production well has been opened and is currently in the clean-up phase.

The field is located in the Cardón IV Block operated by "Cardón IV SA", a company jointly owned by Eni (50%) and Repsol (50%). Perla is the largest offshore gas field discovered to date in Latin America and the first gas field to be brought to production offshore Venezuela. This was achieved through close and successful cooperation between the Venezuelan Ministry of Petroleum and Mining, PDVSA, Cardón IV and its Shareholders.

Perla currently holds 17 trillion cubic feet (Tcf) of gas in place, which corresponds to 3.1 billion of barrels of oil equivalent (boe), with additional potential. The reservoir consists of Mio-Oligocene age carbonates with excellent characteristics, located at approximately 3,000 meters below sea level, at a water depth of 60 meters. The best wells are estimated to produce over 150 million standard cubic feet per day (Mscfd) each.

The development of Perla has been planned in three phases to optimize time to market and investment pace: Phase 1 (Early Production) has a production plateau of about 450 Mscfd (corresponding to approx. 40,000 boed net to Eni) increased from the 300 Mscfd initially planned, Phase 2 has a plateau of 800 Mscfd from 2017 (corresponding to approx. 73,000 boed net to Eni) and Phase 3 has a plateau of 1,200 Mscfd from 2020 (corresponding to approx. 110,000 boed net to Eni).

Eni CEO, Claudio Descalzi, commented: "Eni has reached another milestone with the production start-up of the Perla offshore field, in line with the timing presented to the market in March during the Strategy presentation. Perla was for Eni one of the most significant start-up projects of 2015, and the today result confirms the validity of our development model that allowed us to reach production in an industry-leading time to market".

The development plan includes four light offshore platforms linked by a 30" pipeline to a Central Processing Facility (CPF) located onshore at Punto Fijo (Paraguaná Peninsula) and 21 producer wells. In the CPF two treatment trains have been installed with the capability of handling 150 Mscfd and 300 Mscfd each.

The development of the field, discovered in late 2009, was completed in 5 years, an industry-leading time to market. This excellent performance was achieved thanks to an extensive use of pre-pack modules in the realization of the onshore gas treatment trains, in order to minimize construction works.

Cardón IV signed a Gas Sales Agreement with PDVSA for all three phases, until 2036.
The gas will be mainly used by PDVSA for the domestic market.

Eni’s other operations in Venezuela include the Junín-5 heavy oil block (PDVSA 60%, Eni 40%), located in the Orinoco Oil Belt, which holds 35 billion barrels of certified oil in place. Junín-5 production started in March 2013. In addition, Eni holds a 26% stake in

PetroSucre, the operating company which operates the offshore Corocoro oil field (PDVSA holds the remaining 74%). Eni’s current net production in Venezuela is approximately 12,000 boed and is expected to exceed 50,000 boed by year end, mainly due to the increase in production from Perla.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: the appointment of a new Board Director

San Donato Milanese (Milan), July 29, 2015 - The Board of Directors of Eni has today co-opted Alessandro Profumo as Director replacing Luigi Zingales, who resigned on July 2, 2015.

The Nomination Committee supported the Board in the evaluations.
Alessandro Profumo is a non-executive, independent Director and now he is not a member of any internal committee.
With reference to Director Alessandro Profumo’s marriage to a company employee, the Board of Directors, confirming the evaluation of the previous Board, has stated that this relationship does not compromise the independence requirements of the Corporate Governance Code, taking into account the ethical scrupulousness and professional and international reputation of the Director and the fact that his spouse is employed at a foundation, which is independent of Eni SpA.
Regarding the office of Chairman held by Alessandro Profumo in Banca Monte dei Paschi di Siena SpA, the relationship between this office and Eni does not impair the Director’s independence requirements, insofar as it is not relevant in scope; the office will terminate however on August 6, 2015.
His curriculum vitae is available on the Company’s website www.eni.com under the section "Governance/Board of Directors".

Alessandro Profumo holds no shares in Eni.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: second quarter
and first half of 2015 results

San Donato Milanese, July 30, 2015 - Yesterday, Eni’s Board of Directors approved group results for the second quarter and first half of 2015 (unaudited).

Operational highlights

•	Hydrocarbon production: 1.754 million boe/d in the quarter, up 10.7%; 1.726 million boe/d in the first half, up 9%, record organic growth since 2000[1]. Excluding positive price effects, production increased 7.1% (up 5.2% in the first half);
•	Increased guidance for full-year production growth from 5% to over 7%;
•	New fields start-ups and ramp-ups added 105 kboe/d to first half production, mainly in Angola (West Hub and Kizomba Satellites Phase 2), Congo (Nené Marine) and in the United States (Hadrian South and Lucius);
•	Perla, the giant offshore gas field in Venezuela, started up in July, with industry leading time-to-market;
•	The Goliat offshore oilfield in Norway’s Barents Sea is next to achieve start-up;
•	The resource base increased by 300 million boe in the first half, at an average cost of 1.7 $/boe;
•	Signed agreements for the development of new oil&gas projects in Egypt and the revision of current petroleum contracts;
•	Signed LNG sale agreements for the development of the Jangkrik offshore project in Indonesia, expected to start-up in 2017.

Financial highlights

•	Cash flow[2]: euro 3.37 billion for the quarter (euro 5.68 billion in the first half), stable compared to 2014 in spite of the sharply lower oil prices;
•	Net borrowings: euro 16.5 billion at the end of June; leverage at 0.26 (0.22 at the end of 2014);
•	Adjusted operating profit excluding Saipem: down 41% at euro 1.50 billion for the quarter (down 51% at euro 2.91 billion for the first half); G&P, R&M and Chemical were profitable in both 2015 reporting periods;
•	Adjusted operating profit: down 72% at euro 0.76 billion for the quarter (down 63% at euro 2.33 billion for the first half);
•	Adjusted net profit excluding Saipem: euro 0.45 billion for the quarter, down 46%; euro 1.05 billion for the first half, down 47%;
•	Adjusted net profit: euro 0.14 billion for the quarter, down 84%; euro 0.79 billion for the first half, down 62%;
•	Net profit: down euro 0.11 billion for the quarter; euro 0.59 billion for the first half, down 70%;
•	Dividend proposal of euro 0.40 per share.

__________________________

(1) With the exception of the second half of 2012, when production was supported by the recovery of the Libyan production.
(2) Net cash provided by operating activities.

Claudio Descalzi, Chief Executive Officer, commented:

"In the first half of the year we have achieved excellent industrial results across our businesses, which enable us to revise upwards several of the targets set out in the strategic plan presented in March. In upstream we delivered record production growth and we have significantly contained costs. Furthermore, the recent start-up of production in the Perla field in Venezuela, and forthcoming start-up of Goliat in Norway will provide an important contribution in the second half. The mid-downstream businesses all reached profitability, thanks to the strong progress we have made in restructuring our refineries and petrochemical plants, successful renegotiations of gas contracts and further interventions on efficiency. These actions have helped to contain the impact of the fall in hydrocarbons prices, both in terms of economics and cash generation. Despite the halving of oil prices, we have generated euro 5.7 billion of cash flow, in line with the first half of 2014, which has financed almost all capital investment in the half year. This is a very significant result, given that self-financing investment is the main challenge facing the sector today. These better than expected results enable me to confirm the proposal of an interim dividend of euro 0.40 per share to the Board of Directors, on September 17".

At the same time as reviewing this press release, the Board has approved the interim consolidated report as of June 30, 2015, which has been prepared in accordance to Italian listing standards as per Article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The document was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the terms of law alongside completion of the auditor’s review.

Financial highlights

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	(euro million)	First Half 2014	First Half 2015	% Ch.

				SUMMARY GROUP RESULTS (a)
2,728	1,567	762	(72.1)	Adjusted operating profit (b)	6,219	2,329	(62.6)
2,563	1,407	1,502	(41.4)	Adjusted operating profit excluding Saipem	5,926	2,909	(50.9)
883	648	139	(84.3)	Adjusted net profit	2,074	787	(62.1)
0.24	0.18	0.04	(83.3)	- per share (euro) (c)	0.57	0.22	(61.4)
0.66	0.41	0.09	(86.4)	- per ADR ($) (c) (d)	1.56	0.49	(68.6)
831	600	448	(46.1)	Adjusted net profit excluding Saipem	1,981	1,048	(47.1)

658	704	(113)	..	Net profit	1,961	591	(69.9)
0.18	0.20	(0.04)	..	- per share (euro) (c)	0.54	0.16	(70.4)
0.49	0.45	(0.09)	..	- per ADR ($) (c) (d)	1.48	0.36	(75.7)
636	769	214	(66.4)	Net profit excluding Saipem	1,913	983	(48.6)
3,589	2,304	3,374	(6.0)	Net cash provided by operating activities	5,740	5,678	(1.1)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the second quarter of 2015, Eni reported adjusted consolidated operating profit excluding Saipem (which reported a loss of euro 0.74 billion) of euro 1.50 billion, down by 41% from the second quarter of 2014. This was due to a lower performance of the Exploration & Production segment (down by euro 1.5 billion, or 49%) driven by sharply lower oil prices (down by approximately 44%), partly offset by production growth, cost efficiencies and the depreciation of the euro against the dollar (down by 19%). The lower E&P result was partially offset by the significant improvement in Refining & Marketing and Chemicals (up by euro 0.36 billion), with the combination of efficiency and optimization gains and ongoing margin recovery supporting a return to profitability in the segment.
Saipem reported an adjusted operating loss of euro 0.74 billion following write-downs of pending revenues and trade receivables, due to the weak oil price environment.
Group consolidated adjusted operating profit for the second quarter of 2015 was euro 0.76 billion, a decrease of 72%, driven by the negative impact of the scenario for euro 1.6 billion, partly offset by production growth and efficiency gains for euro 0.6 billion.
In the first half of 2015, Eni reported adjusted consolidated operating profit excluding Saipem (down euro 0.58 billion) of euro 2.91 billion, down by 51%. The reduction was driven by a 61% decline in Exploration & Production (down by euro 3.9 billion), impacted by sharply lower oil prices, and partly offset by improved results in Refining & Marketing and Chemicals (up by euro 0.8 billion) and, to a lesser extent, Gas & Power (up by euro 0.07 billion).
Group consolidated adjusted operating profit for the first half of 2015 was euro 2.33 billion, decreasing by 63%, driven by the negative impact of the scenario for euro 3.8 billion, partly offset by production growth and efficiency gains for euro 0.8 billion.

Adjusted net profit
In the second quarter of 2015, adjusted net profit excluding Saipem was euro 0.45 billion, declining by 46% from the second quarter of 2014. The reduction was driven by lower operating profit and a loss recorded from fair-valued interests in Snam and Galp (down by euro 53 million compared to a gain of euro 99 million in the year-ago quarter). Another driver was the Group’s higher adjusted tax rate, which increased by approximately 2 percentage points. This was due to the aforementioned interest losses, which are non-taxable items, and because of the greater contribution to taxable profit of subsidiaries in countries with higher rates of taxes. These effects were partly offset by the lower contribution of the Exploration & Production segment to Group profit before tax.
Group consolidated adjusted net profit for the second quarter of 2015 was euro 0.14 billion, decreasing by 84%; tax rate increased to 147% reflecting the non-taxable write-downs of Saipem.
In the first half of 2015, adjusted net profit excluding Saipem amounted to euro 1.05 billion decreasing by 47% (down by euro 0.93 billion) from the same period of the previous year.
Group consolidated adjusted net profit for the first half of 2015 was euro 0.79 billion, decreasing by 62%; the tax rate increased to 83%.

Operating cash flow
In the first half of 2015, cash flow from operating activities of euro 5.68 billion and divestment proceeds of euro 0.64 billion funded a large proportion of the Group’s dividend payments (euro 2.02 billion) and capital expenditure incurred in the period (euro 6.24 billion); the rest was funded by increased net borrowings3 of euro 2.79 billion to euro 16.48 billion, as of June 30, 2015.
Compared to March 31, 2015, net borrowings increased by euro 1.34 billion due to cash outflows relating to the balance dividend for 2014 and capital expenditure incurred in the quarter. These were partially offset by cash flow from operations (euro 3.37 billion) which was negatively influenced by lower receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 0.26 billion from March 31, 2015).
As of June 30, 2015, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage4 – increased to 0.26, compared to 0.22 as of December 31, 2014. This increase was due to greater net borrowings partly offset by higher total equity, which was helped by a sizable appreciation of the US dollar against the euro in the translation of the financial statements of Eni’s subsidiaries that uses the US dollar as functional currency, resulting in an equity gain of euro 3.5 billion. The US dollar was up by 7.8% against the euro at the closing rates of June 30, 2015 compared to December 31, 2014. Leverage increased by 0.04 when compared to March 31, 2015, also reflecting a partial absorption of trends in the euro-dollar exchange rate (the euro appreciated by 4% at June 30, 2015 compared to the closing of the previous reporting period at March 31, 2015), resulting in a negative currency translation difference of euro 1.8 billion.

Interim dividend 2015
In light of the financial results achieved for the first half of 2015 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 17, 2015, will amount to euro 0.40 per share5 (euro 0.56 per share in 2014). The interim dividend is payable on September 23, 2015, with September 21, 2015 being the ex-dividend date.

_______________

(3) Information on net borrowings composition is furnished on page. 33.
(4) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 33 for leverage.
(5) Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receivers' taxable income.

Operational highlights

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

				KEY STATISTICS
1,584	1,697	1,754	10.7	Production of oil and natural gas	(kboe/d)	1,583	1,726	9.0
813	860	903	11.1	- Liquids	(kbbl/d)	817	882	8.0
4,234	4,596	4,676	10.0	- Natural gas	(mmcf/d)	4,208	4,636	10.1
19.09	25.62	22.39	17.3	Worldwide gas sales	(bcm)	45.85	48.01	4.7
7.75	8.47	8.35	7.7	Electricity sales	(TWh)	16.00	16.82	5.1
2.38	2.04	2.29	(3.8)	Retail sales of refined products in Europe	(mmtonnes)	4.54	4.33	(4.6)
1.36	1.43	1.33	(2.4)	Production of petrochemical products	(mmtonnes)	2.80	2.76	(1.6)

Exploration & Production
In the second quarter of 2015, Eni’s hydrocarbon production was 1.754 million boe/d, up by 10.7% y-o-y (1.726 million boe/d in the first half of 2015, up by 9%). When excluding price effects in the Company’s Production Sharing Agreements (PSAs), production grew by 7.1% in the second quarter and 5.2% in the first half of 2015. This was driven by new production start-ups and continuing ramp-ups at fields started in late 2014 mainly in Angola, Congo, United States, Egypt and the United Kingdom. It was also due to better performance in Libya. The increases were partially offset by mature field declines.

Gas & Power
In the second quarter of 2015, natural gas sales amounted to 22.39 bcm, up by 3.30 bcm, or 17.3% compared to the same period of 2014. Sales in Italy (10.58 bcm) increased by 45.5% driven by higher sales to hub (Italian exchange for gas and spot markets) and higher volumes marketed in the residential market due to more favorable weather conditions. These increases were partially offset by lower volumes to the wholesale and power generation segments. Sales in the European markets were 8.37 bcm, decreasing by 7.1% from the second quarter of 2014, mainly in Germany due to the divestment of the GVS interest and in Benelux due to lower sales to wholesalers. In the first half of 2015 sales of 48.01 bcm increased by 4.7%.

Refining & Marketing
In the second quarter of 2015, the Standard Eni Refining Margin (SERM) rebounded strongly from the particularly depressed level of the second quarter of 2014 (up by 300%). This trend reflected lower crude oil feedstock prices, the short-term impact of capacity shutdowns in Europe and a shortage of products in certain areas reflecting refineries downtime. However, structural headwinds in the European refining sector remain due to sluggish demand, overcapacity and increasing competitive pressure from cheaper streams of products imported from Russia, Asia and the United States. In the second quarter of 2015, retail sales in Italy were 1.50 mmtonnes, down by 6.2% because of continuing competitive pressure. Eni’s retail market share dropped by 1.9 percentage points to 24.3% in the second quarter of 2015, compared to 26.2% in the same quarter of the previous year. Retail sales in the rest of Europe in the second quarter of 2015 were broadly the same.

Chemicals
The Chemical business benefited from the turnaround programs and business reconversion deployed in previous years. Results also reflected the shortage of certain commodities due to unplanned facilities downtimes, which determined a partial recovery of margins mainly in ethylene, polyethylene and styrene, on the back of improved domestic consumption and the depreciation of the euro against the dollar which reduced the competitiveness of imported commodities.

Currency
The second quarter and first half results were positively impacted by the depreciation of the euro vs. the US dollar (down by 19.4% and 18.5%, in the two reporting periods, respectively).

Business developments
At the beginning of July, the giant Perla gas field extracted its first gas in offshore Venezuela. Perla is seen as one of the most important start-ups in Eni’s portfolio for 2015. The field is operated by a joint venture with Repsol and was developed in just 5 years, an industry-leading time-to-market. Pre-pack modules were utilized in the construction of the onshore gas treatment trains, minimizing construction works.
Perla is estimated to contain up to 17 Tcf of gas in place, or 3.1 billion boe. Development of the field has been planned in three phases to optimize time-to-market and spending. Phase 1 (Early Production) is targeting a production plateau of about 450 mmcf/d (or about 40 kboe/d net to Eni), up from an initial target of 300 mmcf/d. Phase 2 will target a plateau of about 800 mmcf/d from 2017 (or about 73 kboe/d net to Eni). Phase 3 will target a plateau of about 1,200 mmcf/d from 2020 (or about 110 kboe/d net to Eni). The development of Perla leverages a Gas Sales Agreement with PDVSA for all three phases, up until 2036. The gas will be mainly used by PDVSA for the domestic market.

An agreement was finalized with KazMunayGas to acquire 50% of the mineral rights in the Isatay block in the Kazakh area of the Caspian Sea. The Isatay block is estimated to have significant potential oil resources and will be operated by a joint operating company established by Eni and KMG on a 50/50 basis. The joint operating company will benefit from Eni’s proprietary technology. The transfer is expected to be completed within a few months and is subject to approval from the Republic of Kazakhstan.

As part of the development plans of Jangkrik, the offshore gas field discovery in Indonesia (Eni 55%, operator), two purchase and sale agreements were finalized with PT Pertamina targeting LNG volumes of 1.4 mmtonnes/y expected from the field by 2017. These agreements represent an important milestone for the Jangkrik Field Development Project, which is one of the first deep-water gas projects in Indonesia to be developed under a fast track scheme.

In Ghana, the Offshore Cape Three Points (OCTP) integrated oil and gas project (Eni 47.22%, operator) was sanctioned, after obtaining approval from the relevant Country’s Authorities. First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80,000 boe/d by 2019.

Eni signed an agreement with the Egyptian Authorities, which comprises a plan to invest up to $5 billion in the development of the Country’s oil and gas reserves over the next few years. The agreement also includes a revision of certain Eni’s ongoing oil contracts. The economic effect of these revisions, effective from January 1, 2015, were accounted in the 2015 first half financial statements. The agreement also included the identification of new measures to reduce overdue amounts of trade receivables relating to hydrocarbons supplies to Egyptian state-owned companies.
In addition, Eni was awarded three Concession Agreements for the operatorship of the Southwest Melehia lease in the western Egyptian desert, in Karawan and North Leil blocks, offshore the Mediterranean Sea.

In Myanmar, following an International Bid Round, Eni was awarded two Production Sharing Contracts (PSCs) for the exploration of the offshore MD-02 and MD-04 leases.

Following a competitive bid round in Norway, two exploration licenses were awarded: (i) the operatorship of the PL 806 license (Eni 40%) in the Barents Sea; and (ii) the PL 044C (Eni 13.12%) in the North Sea.

In the United Kingdom, Eni was awarded four exploration licenses located in the Central North Sea and three licenses in the Southern North Sea.

In Angola, a three-year extension of the exploration activities on Block 15/06 was agreed with the Country’s authorities. In this block, the first oil of the West Hub operated project was achieved at the end of 2014.

Near-field discoveries were made in the quarter: (i) in Egypt, oil and gas discovery were made onshore in the Melehia license with the Melehia West deep well in the Western desert and a gas discovery in the Nooros exploration prospect located in the Abu Madi West license, offshore the Nile Delta; (ii) in Libya, two gas and condensates discoveries were made offshore in the Bouri North and Bahr Essalam South exploration prospects, located in the contractual area D, in proximity of the production facilities of the Bouri and Bahr Essalam fields; and (iii) in Indonesia, evaluation activities at the Merakes gas discovery in the deep offshore of the East Sepinngan block (Eni 85%, operator) increased significantly the gas reserves in place. Eni will bring forward the appraisal campaign in order to evaluate the possible fast track development of the discovery optimizing synergies with the nearby Jangkrik field, also operated by Eni.
In addition, the following start-ups were achieved in the first half of 2015: (i) Kizomba Satellite Phase 2, located in Block 15, offshore Angola, with recoverable resources of 190 million boe of oil and an expected plateau of 70 kboe/d; (ii) Cinguvu, in the West Hub Development project in Block 15/06 in Angola, was developed thanks to the application of a modular development model, which will sustain the production plateau. Cinguvu was the second field to come on stream after Sangos in 2014. These two fields are currently producing about 60,000 barrels/d; (iii) Nené Marine field, located in Marine XII block in Congo, which started production just eight months after obtaining the production permit. The early production phase is yielding 7.5 kboe/d and is leveraging synergies with front-end loading and existing infrastructure of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of approximately 30 wells, with a plateau estimated at 120 kboe/d; (iv) Hadrian South field, in the Gulf of Mexico with an estimated daily production of approximately 300 mmcf/d of gas and 2,250 barrels of liquids (approximately 16 kboe/d net to Eni) and Lucius field with a daily production of approximately 7 kboe/d net to Eni; and (v) Other field start-ups were West Franklin Phase 2 in the United Kingdom and Eldfisk 2 Phase 1 in Norway.

Tender offer procedure of the Exchangeable Bonds into ordinary shares of Galp Energia
As part of its outstanding euro 1,028,100,000 Exchangeable Bonds due 2015 exchangeable into ordinary shares of Galp Energia SGPS, SA, Eni being the issuer decided to accept the offer of bondholders to tender their notes for purchase by Eni by cash in the aggregate principal amount of euro 514,900,000. The purchase price was determined pursuant to a tender offer procedure by means of a competitive bid. The purchase price paid by Eni for the Notes validly tendered and accepted for purchase was set at euro 100,400 per euro 100,000 in principal amount of such Notes (the "Purchase Price"). The transaction was settled June 4, 2015. Eni also paid the interest income accrued until the settlement date. The Notes purchased by Eni will be cancelled in accordance with their terms and conditions, whereas the Notes which were not successfully tendered and/or repurchased, will remain outstanding and subject to their terms and conditions.

Versalis
Eni’s subsidiary Versalis, Ecombine and EVE Rubber Institute signed a Joint Technology agreement to develop an innovative technology for the production of advanced elastomer compounds, in order to offer to the tire market an unrivalled array of new materials with enhanced mechanical performances and environment-friendly features.
Signed an agreement with the Indian company Reliance Industries Ltd for the marketing of the styrene-butadiene rubber.

Corporate Social Responsibility
In May 2015, Eni was awarded the "Corporate Social Responsibility Award" for outstanding contribution to sustainable development in territories in which Eni operates and in corporate social responsibility. Eni stood out in investing in Human Resources, focusing on the environment, community development, culture and technological innovation.

Eni and the Politecnico of Milan renewed their collaboration agreement for "frontier" research, which will be extended to 2018. Based on economic, environmental and social criteria, this agreement is aimed at supporting frontier innovation in processes and technologies in the oil & gas industry.

Outlook
The Company is forecasting a moderate strengthening in global economic growth in 2015, driven by the United States. However, certain risks have the potential to mitigate this outlook: uncertainty remains around the strength of the Eurozone recovery, the extent of the slowdown of the Chinese economy and of other emerging economies, as well as the extent of stability in financial markets. Oil prices are forecast to be significantly lower than the last year, due to oversupplied global markets. In the Exploration & Production segment, management will carry out efficiency initiatives in operating costs and by optimizing investments, while retaining a strong focus on project execution and time-to-market in order to cope with the negative impact of a lower oil price environment. Looking at the Company’s business segments exposed to the European economic outlook, Eni’s management anticipates challenging trading conditions reflecting structural headwinds due to weak commodity demand, oversupply/overcapacity and competitive pressure. The fall in oil prices may only lessen the negative impact of such trends. A recovery in profitability in these sectors will leverage on the continued renegotiation of gas supply contracts, restructuring/reconversion of the production capacity tied to the oil cycle, cost efficiencies and margin optimization.

Management expects the following production and sales trends for Eni's businesses:
- Hydrocarbon production: production is expected to achieve strong growth, up over 7% driven by continuing new fields start-ups and ramp-ups in 2014 mainly at our profit centers in Venezuela, Norway, the United States, Angola and Congo and projections of higher volumes in Libya;
- Gas sales: excluding the impact of the divestment of Eni’s assets in Germany and the unusual weather conditions in 2014, natural gas sales are expected to remain stable compared to 2014. Management intends to leverage on marketing innovation in the wholesale and retail markets in order to mitigate competitive pressures;
- Refining throughputs on Eni’s account: excluding the impact of the divestment of the Company share of capacity in Eastern Europe, volumes are expected to increase driven by a favorable trading environment and better plant performance on the back of yield ramp-up at the EST conversion unit at the Sannazzaro refinery and lower facilities downtime. Production of bio-fuels are projected to increase at the restructured Venice plant; and
- Retail sales of refined products in Italy and the Rest of Europe: retail sales in Italy are expected to slightly decline compared to 2014 due to weak demand trends and strong competitive pressure. However, the proprietary network is expected to perform well. Outside Italy, retail sales are expected to be stable excluding the impact of the ongoing divestment of the Company’s retail networks in Eastern Europe.

In 2015, in the context of lower oil prices, Eni’s management plans to implement capital project optimization and rescheduling which will reduce expenditure compared to the 2014 levels, excluding the impact of the US dollar exchange rate. These initiatives are estimated to have a limited impact on our production growth outlook in the near to medium term. Management expects that based on projected cash flows from operations and portfolio transactions, leverage at year end will remain within the 0.30 threshold.

This press release has been prepared on a voluntary basis in accordance with the best practices in the marketplace. It provides data and information on the Company’s business and financial performance for the second quarter and the first half of 2015 (unaudited). Results of operations for the first half of 2015 and material business trends have been extracted from the interim consolidated report 2015 which has been prepared in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF) and approved by the Company’s Board of Directors yesterday. The interim report has been transmitted to the Company’s external auditor as provided by applicable regulations. Publication of the interim report is scheduled within the terms of law, alongside the Company’s external auditor report upon completion of relevant audits.
Results and cash flow are presented for the first quarter and the second quarter of 2015 and for the second quarter 2014. Information on liquidity and capital resources relates to end of the periods as of June 30, 2015, March 31, 2015, and December 31, 2014. Statements presented in this press release are comparable with those presented in the statutory financial statements of the Company’s consolidated annual report on Form 20-F and interim report.
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Those criteria are unchanged from the 2014 annual report on form 20-F filed with the US SEC on April 2, 2015 which investors are urged to read.

New segmental reporting of Eni
Eni’s segmental reporting is established on the basis of the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance.
Effective January 1, 2015, Eni’s segment information was modified to align Eni’s reportable segments to certain changes in the organization and in profit accountability defined by Eni’s top management. The main changes adopted compared to the previous setup of the segment information related to:
-	results of the oil and products trading activities and related risk management activities were transferred to the Gas & Power segment, consistently with the new organizational setup. In previous reporting periods, results of those activities were reported within the Refining & Marketing segment as part of a reporting structure which highlighted results for each stream of commodities. In 2014, this activity reported net sales from operations of approximately euro 50 billion and an operating loss of euro 122 million;
-	R&M and Chemicals operating segments are now combined into a single reportable segment because a single manager is accountable for both the two segments, they show similar long-term economic performance, have comparable products and production processes; and
-	the previous reporting segments "Corporate and financial companies" and "Other activities" have been combined being residual components of the Group, in order to reduce the number of reportable segments in line with the segmental reporting of the comparable oil&gas players.

The segmental financial information reported to the CEO comprises segment revenues, operating profit, as well as segmental assets and liabilities, which are reviewed only on occasion of the statutory reports (the annual and the interim reports). Furthermore, management also assesses the adjusted operating and net profit by business segment. Adjusted results represent non-GAAP measures and are disclosed elsewhere in this press release.
As of June 30, 2015, Eni’s reportable segments have been regrouped as follows:
- E&P: is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas;
- G&P: is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. G&P is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins;
- R&M and Chemicals: is engaged in manufacturing, supply and distribution and marketing activities for oil products and chemicals. In previous reporting periods, these two operating segments were reported separately;
- Engineering & Construction: Eni through its subsidiary Saipem which is listed on the Italian Stock Exchange (Eni’s share being 43%) is engaged in the design, procurement and construction of industrial complexes, plants and infrastructures for the oil&gas industries and in supplying drilling and other oilfield services; and
- Corporate and other activities: represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial.

The comparative reporting periods of this press release have been restated consistently with the new segmental reporting adopted by the Group effective January 1, 2015.

In the table below the key performance indicators of segmental reporting are furnished with reference to the full year 2014 and to the comparative quarterly and semi-annual reporting periods furnished in this press release, which were restated in accordance with the new e segmental reporting adopted by Eni.
For more details on Eni’s new segmental reporting see the notes to the press release on the first quarter of 2015 results, published on April 29, 2015.

AS REPORTED

(euro million)	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Second Quarter 2014
Net sales from operations	7,368	5,558	15,339	1,402	3,075	342	19	(5,750)	27,353
Operating profit	2,791	40	(262)	(158)	164	(63)	(93)	(164)	2,255
Adjusted operating profit	2,981	70	(219)	(93)	165	(58)	(43)	(75)	2,728
First Half 2014
Net sales from operations	14,802	14,782	28,686	2,804	5,966	671	34	(11,189)	56,556
Operating profit	6,221	653	(623)	(286)	291	(143)	(145)	(67)	5,901
Adjusted operating profit	6,431	311	(442)	(182)	293	(139)	(88)	35	6,219
Full Year 2014
Net sales from operations	28,488	28,250	56,153	5,284	12,873	1,378	78	(22,657)	109,847
Operating profit	10,766	186	(2,229)	(704)	18	(246)	(272)	398	7,917
Adjusted operating profit	11,551	310	(208)	(346)	479	(265)	(178)	231	11,574
Assets directly attributable	68,113	16,603	12,993	3,059	14,210	1,042	258	(486)	115,792

AS RESTATED

(euro million)	E&P	G&P	R&M and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Second Quarter 2014
Net sales from operations	7,368	17,968	7,439	3,075	353	(8,850)	27,353
Operating profit	2,791	(19)	(361)	164	(156)	(164)	2,255
Adjusted operating profit	2,981	14	(256)	165	(101)	(75)	2,728
First Half 2014
Net sales from operations	14,802	37,941	14,455	5,966	691	(17,299)	56,556
Operating profit	6,221	592	(848)	291	(288)	(67)	5,901
Adjusted operating profit	6,431	256	(569)	293	(227)	35	6,219
Full Year 2014
Net sales from operations	28,488	73,434	28,994	12,873	1,429	(35,371)	109,847
Operating profit	10,766	64	(2,811)	18	(518)	398	7,917
Adjusted operating profit	11,551	168	(412)	479	(443)	231	11,574
Assets directly attributable	68,113	19,342	13,313	14,210	1,300	(486)	115,792

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the second quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half 2015 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report
Summary results for the second quarter and first half of 2015
(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

27,353	23,786	22,193	(18.9)	Net sales from operations	56,556	45,979	(18.7)
2,255	1,551	394	(82.5)	Operating profit	5,901	1,945	(67.0)
8	125	(66)		Exclusion of inventory holding (gains) losses	15	59
465	(109)	434		Exclusion of special items	303	325

2,728	1,567	762	(72.1)	Adjusted operating profit	6,219	2,329	(62.6)

				Breakdown by segment:
2,981	955	1,533	(48.6)	Exploration & Production	6,431	2,488	(61.3)
14	294	31	..	Gas & Power	256	325	27.0
(256)	121	105	..	Refining & Marketing and Chemicals	(569)	226	..
165	160	(740)	..	Engineering & Construction	293	(580)	..
(101)	(89)	(123)	(21.8)	Corporate and other activities	(227)	(212)	6.6
(75)	126	(44)		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	35	82

2,563	1,407	1,502	(41.4)	Adjusted operating profit excluding Saipem	5,926	2,909	(50.9)

(252)	(185)	(256)		Net finance (expense) income (b)	(473)	(441)
285	299	152		Net income from investments (b)	481	451
(1,839)	(977)	(965)		Income taxes (b)	(4,074)	(1,942)
66.6	58.1	146.7		Tax rate (%)	65.4	83.0

922	704	(307)	..	Adjusted net profit	2,153	397	(81.6)

658	704	(113)	..	Net profit attributable to Eni's shareholders	1,961	591	(69.9)
5	87	(46)		Exclusion of inventory holding (gains) losses	11	41
220	(143)	298		Exclusion of special items	102	155

883	648	139	(84.3)	Adjusted net profit attributable to Eni's shareholders	2,074	787	(62.1)

831	600	448	(46.1)	Adjusted net profit attributable to Eni's shareholders excluding Saipem	1,981	1,048	(47.1)

				Net profit attributable to Eni's shareholders
0.18	0.20	(0.04)	..	per share (euro)	0.54	0.16	(70.4)
0.49	0.45	(0.09)	..	per ADR ($)	1.48	0.36	(75.7)
				Adjusted net profit attributable to Eni's shareholders
0.24	0.18	0.04	(83.3)	per share (euro)	0.57	0.22	(61.4)
0.66	0.41	0.09	(86.4)	per ADR ($)	1.56	0.49	(68.6)
3,612.2	3,601.1	3,601.1		Weighted average number of outstanding shares (c)	3,615.0	3,601.1
3,589	2,304	3,374	(6.0)	Net cash provided by operating activities	5,740	5,678	(1.1)

2,979	2,899	3,338	12.1	Capital expenditure	5,524	6,237	12.9

(a) Unrealized intragroup profit elimination mainly pertained to intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

109.63	53.97	61.92	(43.5)	Average price of Brent dated crude oil (a)	108.93	57.95	(46.8)
1.371	1.126	1.105	(19.4)	Average EUR/USD exchange rate (b)	1.370	1.116	(18.5)
79.96	47.93	56.04	(29.9)	Average price in euro of Brent dated crude oil	79.51	51.93	(34.7)
2.29	7.57	9.13	..	Standard Eni Refining Margin (SERM) (c)	1.73	8.35	..
7.55	7.27	6.84	(9.4)	Price of NBP gas (d)	8.75	7.05	(19.4)
0.30	0.05	(0.01)	..	Euribor - three-month euro rate (%)	0.30	0.02	(93.3)
0.20	0.26	0.28	40.0	Libor - three-month dollar rate (%)	0.20	0.27	35.0

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Reported
In the second quarter of 2015, Eni reported operating profit of euro 394 million and net loss of euro 113 million, compared to an operating profit of euro 2,255 million and net profit of euro 658 million in the second quarter of 2014.
The operating performance (down by 82.5%) was negatively impacted by sharply lower Brent prices (down by 44%) reflected in lower revenues from Exploration & Production and lower results incurred by Saipem which were due to a weak oil price environment for the whole sector. These negatives were partly offset by higher production, the depreciation of the euro against the dollar and progress made in turning around the refining and chemical businesses, which also benefited from better margins returning to profitability.
Finally, net loss of euro 113 million compared to a net profit of euro 658 million in the second quarter of 2014, was affected by the recognition of a loss on the fair-valued interests in Galp and Snam, which underlay two convertible bonds (down by euro 53 million compared to a gain of euro 99 million in the year-ago quarter). The tax rate increase was due to non-taxable losses of Saipem.

Adjusted
In the second quarter of 2015, adjusted operating profit excluding Saipem losses (down euro 740 million in the quarter) amounted to euro 1,502 million (euro 2,909 million in the first half of 2015), down by 41.4% from the second quarter of 2014 (down by 50.9% in the first half of 2015). Adjusted net profit attributable to Eni’s shareholders excluding Saipem amounted to euro 448 million, decreasing by euro 383 million from the second quarter of 2014, down by 46.1% (euro 1,048 million in the first half of 2015, down by euro 933 million, or 47.1%, from the first half of 2014).
Group adjusted operating profit was euro 762 million, declining by 72.1%. Adjusted net profit of euro 139 million decreased by euro 744 million, or 84.3%. Adjusted net profit was calculated by excluding an inventory holding gain of euro 46 million and special charges of euro 298 million, net of tax. Furthermore, adjusted operating profit comprises exchange rate differences and exchange rate derivatives, which are entered into to manage exposure to exchange rate risk in commodity pricing formulas and trade receivables or payables denominated in a currency other than the functional currency (a charge of euro 99 million).

In the first half of 2015, Group adjusted operating profit was euro 2,329 million, declining by 62.6%. Adjusted net profit of euro 787 million reflected a decrease of euro 1,287 million, or 62.1%, net of the inventory holding loss (euro 41 million) and special charges of euro 155 million, resulting in a positive adjustment of euro 196 million.

Special items of the operating profit (net charges of euro 434 million and euro 325 million, in the second quarter and the first half of 2015, respectively) comprised: (i) gains on divestment of non-strategic oil & gas assets (euro 344 million in the first half of 2015), mainly in Nigeria; (ii) the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (charges of euro 51 million and euro 157 million in the second quarter and the first half of 2015, respectively); (iii) impairment of assets (euro 323 million and euro 351 million in the two reporting periods) mainly relating to vessels and logistical hubs in the Engineering & Construction segment (euro 211 million) due to expected lower utilization rates, an oil&gas property in the United Kingdom (euro 49 million) and investments made for compliance and stay-in-business purposes at cash generating units that were completely written-off in previous reporting periods in the Refining & Marketing and Chemicals segment; and (iv) environmental provisions (euro 124 million and euro 144 million in the quarter and the first half, respectively) and provisions for redundancy incentives (euro 10 million and euro 16 million, respectively).

Non-operating special items excluded from the adjusted results mainly comprised of the negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem’s future exposure on acquired contracts for the parts yet to be executed (euro 83 million). Special items on income taxes related to the tax effects of special gains/charges in operating profit and a reversal of deferred taxation due to changes in the United Kingdom tax law.

Results by business segment
The trend in the Group’s adjusted net profit for the second quarter and the first half of 2015, reflected lower adjusted operating results recorded by the Exploration & Production and Engineering & Construction segments, offset by improvements in the Refining & Marketing and Chemicals segment reflecting a recovery in margins of refined products and chemical commodities, as well as efficiency and optimization initiatives.

Exploration & Production
In the second quarter of 2015, the Exploration & Production segment reported lower adjusted operating profit, down by 48.6% to euro 1,533 million (down by 61.3% in the first half). This result reflected sharply lower oil and gas realizations in dollar terms (down by 42% and 44% on average, in the quarter and the first half of 2015, respectively) driven by lower prices for the marker Brent crude oil (down by 44%) and a weak trading environment for gas in Europe and in the United States. These negatives were partly offset by positive exchange rate effects, higher production sold and lower exploration costs.
Adjusted net profit of euro 571 million declined by 50.4% (euro 689 million in the first half of 2015, down by 72%). Net profit was negatively affected by an increased adjusted tax rate of 2 percentage points (up by approximately 11 percentage points in the first half of 2015) due to a larger share of taxable profit reported in countries with higher rates of taxes.

Gas & Power
In the second quarter of 2015, the Gas & Power segment reported an adjusted operating profit of euro 31 million, which was up by euro 17 million from the same period of the previous year. The increase was due to contracts renegotiations of the period, partly offset by lower one-off effects related to past renegotiations, against the backdrop of a weak trading environment both for gas and power. Adjusted net profit for the quarter amounted to euro 4 million, an increase of euro 2 million from the second quarter of 2014. In the first half of 2015, adjusted operating profit of euro 325 million was an increase of euro 69 million from the first half of 2014. This was driven by better competitiveness of the long-term gas supply portfolio on the back of the renegotiation process, as well as the improved performance reported by high-value segments, namely the retail gas segment, due to more typical winter weather conditions compared to the first half of 2014. These positives were partly offset by lower one-offs as the renegotiations made in 2014 also comprised the purchase costs of volumes supplied in previous reporting periods. Overall, the Gas & Power segment reported an adjusted net profit of euro 222 million, an increase of euro 59 million from the same period of the previous year.

Refining & Marketing and Chemicals
In the second quarter of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 105 million, significantly better than the adjusted operating loss of euro 256 million incurred in the second quarter of 2014, up by euro 361 million (euro 226 million the adjusted operating profit for the first half of 2015, an increase of euro 795 million). This trend was due to gains in efficiency and optimization, which together with the ongoing margin recovery supported the return to profitability.
Adjusted net profit of euro 79 million in the second quarter of 2015 reflected an increase of euro 283 million from the second quarter of 2014 when this segment reported an adjusted net loss of euro 204 million (euro 175 million in the first half of 2015, an increase of euro 618 million from the adjusted net loss of euro 443 million reported in the first half of 2014).

Engineering & Construction
In the second quarter of 2015, the Engineering & Construction segment reported an adjusted operating loss of euro 740 million (down euro 580 million in the first half of 2015), decreasing by euro 905 million and euro 873 million from the second quarter and the first half of 2014, respectively. This was driven by write-downs of pending revenues and trade receivables which were due to a weak oil price environment.
Adjusted net loss was euro 717 million in the second quarter (down euro 606 million in the first half of 2015) compared to an adjusted net profit of euro 120 million (a net profit of euro 215 million in the first half of 2014).

Summarized Group Balance Sheet6

(euro million)

Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Change vs. Dec. 31, 2014	Change vs. Mar. 31, 2015

Fixed assets
Property, plant and equipment	71,962	78,509	76,845	4,883	(1,664)
Inventories - Compulsory stock	1,581	1,738	1,571	(10)	(167)
Intangible assets	3,645	3,653	3,551	(94)	(102)
Equity-accounted investments and other investments	5,130	5,734	5,575	445	(159)
Receivables and securities held for operating purposes	1,861	2,116	2,196	335	80
Net payables related to capital expenditure	(1,971)	(1,592)	(2,037)	(66)	(445)

	82,208	90,158	87,701	5,493	(2,457)
Net working capital
Inventories	7,555	7,590	7,386	(169)	(204)
Trade receivables	19,709	21,450	18,293	(1,416)	(3,157)
Trade payables	(15,015)	(16,177)	(14,253)	762	1,924
Tax payables and provisions for net deferred tax liabilities	(1,865)	(2,597)	(2,314)	(449)	283
Provisions	(15,898)	(16,459)	(16,387)	(489)	72
Other current assets and liabilities	222	481	1,121	899	640

	(5,292)	(5,712)	(6,154)	(862)	(442)
Provisions for employee post-retirement benefits	(1,313)	(1,313)	(1,304)	9	9
Assets held for sale including related liabilities	291	209	106	(185)	(103)

CAPITAL EMPLOYED, NET	75,894	83,342	80,349	4,455	(2,993)

Eni shareholders’ equity	59,754	65,772	61,891	2,137	(3,881)
Non-controlling interest	2,455	2,430	1,981	(474)	(449)
Shareholders’ equity	62,209	68,202	63,872	1,663	(4,330)
Net borrowings	13,685	15,140	16,477	2,792	1,337

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	75,894	83,342	80,349	4,455	(2,993)

Leverage	0.22	0.22	0.26	0.04	0.04

The Summarized Group Balance Sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity of euro 3,766 million, euro 259 million and euro 3,507 million, respectively. This was due to translation into euro of the financial statements of US-denominated subsidiaries reflecting a 7.83% appreciation of the US dollar against the euro (1 EUR = 1.119 USD at June 30, 2015 compared to 1.214 at December 31, 2014).

Fixed assets (euro 87,701 million) increased by euro 5,493 million from December 31, 2014. This trend was attributable to favorable currency movements, capital expenditure (euro 6,237 million) partly offset by depreciation, depletion, amortization and impairment charges of euro 5,851 million.

Net working capital (negative euro 6,154 million) decreased by euro 862 million. This reflected: (i) higher provisions (up by euro 489 million) due to currency movements and higher tax payables and provisions for net deferred tax liabilities (up by euro 449 million) due to taxes accrued in the period; and (ii) a lower balance of trade receivables and trade payables (up by euro 654 million) mainly in the Gas & Power segment. These decreases were offset by increased other current assets and liabilities (up by euro 899 million) following the increase of net receivables vs. joint venture partners in the Exploration & Production segment.

Net assets held for sale including related liabilities (euro 106 million) mainly included the fair value of the networks for marketing fuels in the Slovakia and Czech Republic.

Shareholders’ equity including non-controlling interest was euro 63,872 million, representing an increase of euro 1,663 million from December 31, 2014. This was due to comprehensive income for the period (euro 3,672 million) related to net profit (euro 57 million), positive foreign currency translation differences (euro 3,507 million) and a positive change in the cash flow hedge reserve (euro 156 million). These positives were offset by dividend distribution and other changes of euro 2,009 million (euro 2,017 million being the 2014 balance dividend paid to Eni’s shareholders and dividends to other subsidiaries).

____________

(6) The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement7

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015	Change

581	618	(561)	Net profit	1,918	57	(1,861)
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,826	2,305	3,343	- depreciation, depletion and amortization and other non-monetary items	4,938	5,648	710
(15)	(328)	(22)	- net gains on disposal of assets	(20)	(350)	(330)
1,823	799	1,003	- dividends, interests, taxes and other changes	4,213	1,802	(2,411)
45	416	802	Changes in working capital related to operations	(1,689)	1,218	2,907
(1,671)	(1,506)	(1,191)	Dividends received, taxes paid, interests (paid) received	(3,620)	(2,697)	923

3,589	2,304	3,374	Net cash provided by operating activities	5,740	5,678	(62)
(2,979)	(2,899)	(3,338)	Capital expenditure	(5,524)	(6,237)	(713)
(133)	(61)	(47)	Investments and purchase of consolidated subsidiaries and businesses	(193)	(108)	85
837	547	97	Disposals	3,014	644	(2,370)
70	(596)	220	Other cash flow related to capital expenditure, investments and disposals	(91)	(376)	(285)

1,384	(705)	306	Free cash flow	2,946	(399)	(3,345)
53	(172)	197	Borrowings (repayment) of debt related to financing activities	36	25	(11)
404	1,430	(267)	Changes in short and long-term financial debt	348	1,163	815
(2,040)		(2,019)	Dividends paid and changes in non-controlling interest and reserves	(2,235)	(2,019)	216
(7)	103	(21)	Effect of changes in consolidation and exchange differences	(8)	82	90

(206)	656	(1,804)	NET CASH FLOW	1,087	(1,148)	(2,235)

Change in net borrowings

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015	Change

1,384	(705)	306	Free cash flow	2,946	(399)	(3,345)
			Net borrowings of acquired companies	(19)		19
	18		Net borrowings of divested companies		18	18
(146)	(768)	376	Exchange differences on net borrowings and other changes	(330)	(392)	(62)
(2,040)		(2,019)	Dividends paid and changes in non-controlling interest and reserves	(2,235)	(2,019)	216
(802)	(1,455)	(1,337)	CHANGE IN NET BORROWINGS	362	(2,792)	(3,154)

In the first half of 2015, net cash provided by operating activities amounted to euro 5,678 million. Proceeds from disposals were euro 644 million and mainly related to the divestment of non-strategic assets in the Exploration & Production business. These inflows funded part of the capital expenditure for the period (euro 6,237 million) and the payment of the 2014 balance dividend (euro 2,017 million) to Eni’s shareholders. The Group’s net debt increased by euro 2,792 million from December 31, 2014, reflecting currency translation differences amounting to euro 259 million. Net cash provided by operating activities was positively affected by higher receivables due beyond the end of the reporting period, being transferred to financing institutions, in comparison to the amount transferred at the end of the previous reporting period (up by euro 95 million from December 31, 2014).

____________

(7) Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2015, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by segment for the second quarter and first half of 2015 is provided in the following pages.

Exploration & Production

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

				RESULTS	(euro million)
7,368	5,212	6,200	(15.9)	Net sales from operations		14,802	11,412	(22.9)
2,791	1,298	1,471	(47.3)	Operating profit		6,221	2,769	(55.5)
190	(343)	62		Exclusion of special items:		210	(281)
187		49		- asset impairments		187	49
3	(334)	(4)		- gains on disposal of assets		2	(338)
(5)				- risk provisions		(5)
10	1	9		- provision for redundancy incentives		20	10
1	11	20		- commodity derivatives		2	31
(3)	(17)	(3)		- exchange rate differences and derivatives		7	(20)
(3)	(4)	(9)		- other		(3)	(13)
2,981	955	1,533	(48.6)	Adjusted operating profit		6,431	2,488	(61.3)
(67)	(68)	(69)		Net financial income (expense) (a)		(134)	(137)
118	24	123		Net income (expense) from investments (a)		146	147
(1,881)	(793)	(1,016)		Income taxes (a)		(3,979)	(1,809)
62.0	87.0	64.0		Tax rate (%)		61.8	72.4
1,151	118	571	(50.4)	Adjusted net profit		2,464	689	(72.0)

				Results also include:
2,391	2,244	2,498	4.5	- amortization and depreciation		4,261	4,742	11.3
				of which:
459	281	238	(48.1)	exploration expenditure		816	519	(36.4)
380	216	167	(56.1)	- amortization of exploratory drilling expenditures and other		658	383	(41.8)
79	65	71	(10.1)	- amortization of geological and geophysical exploration expenses		158	136	(13.9)
2,577	2,601	3,194	23.9	Capital expenditure		4,688	5,795	23.6
				of which:
399	242	205	(48.6)	- exploratory expenditure (b)		697	447	(35.9)

				Production (c) (d)
813	860	903	11.1	Liquids (e)	(kbbl/d)	817	882	8.0
4,234	4,596	4,676	10.0	Natural gas	(mmcf/d)	4,208	4,636	10.1
1,584	1,697	1,754	10.7	Total hydrocarbons	(kboe/d)	1,583	1,726	9.0

				Average realizations
100.63	48.26	55.60	(44.7)	Liquids (e)	($/bbl)	100.04	52.28	(47.7)
6.90	5.11	4.63	(32.9)	Natural gas	($/kcf)	7.19	4.86	(32.3)
72.25	38.28	41.96	(41.9)	Total hydrocarbons	($/boe)	71.87	40.22	(44.0)

				Average oil market prices
109.63	53.97	61.92	(43.5)	Brent dated	($/bbl)	108.93	57.95	(46.8)
79.96	47.93	56.04	(29.9)	Brent dated	(euro/bbl)	79.51	51.93	(34.7)
103.05	48.55	57.84	(43.9)	West Texas Intermediate	($/bbl)	100.90	53.20	(47.3)
4.59	2.88	2.73	(40.5)	Gas Henry Hub	($/mmbtu)	4.88	2.80	(42.6)

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 40.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the second quarter of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 1,533 million, down by euro 1,448 million, or 48.6% from the second quarter of 2014. This result was driven by lower oil and gas realizations in dollar terms (down by 44.7% and 32.9%, respectively), reflecting trends in the marker Brent (down by 43.5%) and lower gas prices in Europe and in the United States, while being only partially offset by a favorable exchange rate environment, higher production volumes sold and lower exploration costs.

Adjusted operating profit was calculated by including a positive adjustment of euro 62 million for the quarter (it was a negative adjustment of euro 281 million for the first half of 2015). The main special charges comprised: (i) impairments of an oil&gas property in the United Kingdom (euro 49 million); (ii) a fair-value loss of certain derivatives embedded in the pricing formulas of long-term gas supply agreements (charge of euro 20 million and euro 31 million in the quarter and in the first half of 2015); (iii) exchange rate differences and derivatives that have been reclassified to adjusted operating profit and relate to exchange rate exposure on trade payables and receivables (euro 3 million and euro 20 million in the quarter and in the first half of the year, respectively); (iv) gains on disposals of non-strategic assets (euro 338 million in the first half of 2015), mainly in Nigeria; and (v) provisions for redundancy incentives (euro 9 million and euro 10 million in the quarter and in the first half of 2015, respectively).

Adjusted net profit for the quarter amounted to euro 571 million. This represented a decrease of euro 580 million, or 50.4%, from the same period of the previous year, due to lower operating performance and a higher tax rate (up by 2 percentage points) which reflected a larger share of taxable profit reported in countries with higher taxation.

In the first half of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 2,488 million, down by euro 3,943 million, or 61.3% from the corresponding period a year ago, due to the same drivers of the quarter.

Adjusted net profit of the first half of 2015 amounted to euro 689 million, down by euro 1,775 million, or 72% from the first half of the previous year. This was due to lower operating performance and a higher tax rate (up by 10.6 percentage points), which reflected a larger share of taxable profit reported in countries with higher taxation.

Operating review

In the second quarter of 2015, Eni’s hydrocarbon production was 1.754 million boe/d, 10.7% higher than in the second quarter of 2014 (1.726 million boe/d in the first half; up by 9% from the corresponding period of the previous year). Excluding the price effects reported in Production Sharing Agreements, production increased by 7.1% (up 5.2% in the first half) due to the start-up of new fields and the continuing ramp-up of production at fields started at the end of 2014, mainly in Angola, Congo, the United States, Egypt and the United Kingdom, as well as higher production in Libya. These positive effects were partly offset by declines in mature fields. The share of oil and natural gas produced outside Italy was 90% in the quarter and in the first half of the year (compared to 89% in the corresponding periods a year ago).

Liquids production was 903 kbbl/d, up by 90 kbbl/d, or 11.1% from the second quarter of 2014, with major increases registered in Angola, Congo, Egypt, Libya and the United States.

Natural gas production was 4,676 mmcf/d, up by 442 mmcf/d, or 10% from the same period a year ago. The declines in the mature fields were more than offset by the contribution of new fields and the ramping up of production at fields started at the end of 2014, mainly in the United Kingdom and the United States, as well as higher production in Libya.

In the first half of 2015, liquids production amounted to 882 kbbl/d, up by 65 kbbl/d, or 8% compared to the first half of 2014, mainly due to the start-up of new fields and the ramping up of production at existing fields during the period.

Natural gas production for the first half of 2015 was 4,636 mmcf/d, up by 428 mmcf/d, or 10.1% compared to the same period a year ago.

Gas & Power

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

				RESULTS	(euro million)
17,968	16,373	14,263	(20.6)	Net sales from operations		37,941	30,636	(19.3)
(19)	186	27	..	Operating profit		592	213	(64.0)
1	31	48		Exclusion of inventory holding (gains) losses		(108)	79
32	77	(44)		Exclusion of special items:		(228)	33
		17		- asset impairments		1	17
		3		- provision for redundancy incentives		1	3
(12)	8	6		- commodity derivatives		(279)	14
9	69	(94)		- exchange rate differences and derivatives		14	(25)
35		24		- other		35	24
14	294	31	..	Adjusted operating profit		256	325	27.0
2	2	3		Net finance income (expense) (a)		4	5
3	3			Net income from investments (a)		35	3
(17)	(81)	(30)		Income taxes (a)		(132)	(111)
89.5	27.1	88.2		Tax rate (%)		44.7	33.3
2	218	4	100.0	Adjusted net profit		163	222	36.2
47	18	26	(44.7)	Capital expenditure		75	44	(41.3)

				Natural gas sales (b)	(bcm)
7.27	10.53	10.58	45.5	Italy		18.45	21.11	14.4
11.82	15.09	11.81	(0.1)	International sales		27.40	26.90	(1.8)
9.65	12.97	9.48	(1.8)	- Rest of Europe		22.97	22.45	(2.3)
1.33	1.34	1.51	13.5	- Extra European markets		2.92	2.85	(2.4)
0.84	0.78	0.82	(2.4)	- E&P sales in Europe and in the Gulf of Mexico		1.51	1.60	6.0
19.09	25.62	22.39	17.3	Worldwide Gas Sales		45.85	48.01	4.7
				of which:
17.07	24.23	20.84	22.1	- Sales of consolidated subsidiaries		41.44	45.07	8.8
1.18	0.61	0.73	(38.1)	- Eni's share of sales of natural gas of affiliates		2.90	1.34	(53.8)
0.84	0.78	0.82	(2.4)	- E&P sales in Europe and in the Gulf of Mexico		1.51	1.60	6.0
7.75	8.47	8.35	7.7	Electricity sales	(TWh)	16.00	16.82	5.1

(a) Excluding special items.
(b) Supplementary operating data is provided on page 41.

Results

In the second quarter of 2015, the Gas & Power segment reported an adjusted operating profit of euro 31 million, up by euro 17 million compared to adjusted operating profit of euro 14 million reported in the corresponding period of 2014. This increase reflected contract renegotiations that were agreed during the period, which were partially offset by lower one-off effects relating to past renegotiations, against the backdrop of a weak trading environment both for gas and power.

Adjusted operating profit for the quarter was calculated by including a negative adjustment of euro 44 million (it was a positive adjustment of euro 33 million for the first half of the year) relating to special charges. These included a charge of euro 94 million in the quarter (euro 25 million in the first half of year) due to exchange rate differences and exchange rate derivatives, which are entered into to manage exposure to exchange rate risk in commodity pricing formulas and trade receivables or payables denominated in a currency other than the functional currency. Special charges eliminated from adjusted results comprised fair-value evaluation of certain commodity derivatives contracts (a charge of euro 6 million in the quarter; euro 14 million in the first half of year), minor asset impairments (euro 17 million) and a charge on pre-paid gas (euro 24 million) in order to align it to its net estimated realizable value at the end of the reporting period.

In the second quarter of 2015, the adjusted net profit amounted to euro 4 million. This represented an increase of euro 2 million from the same period of the previous year, driven by better operating performance.

In the first half of 2015, the Gas & Power segment reported an adjusted operating profit of euro 325 million, up by euro 69 million from the first half of 2014. This increase reflected the improved competitiveness of the wholesale business thanks to the renegotiation of substantial part of long-term gas supply contracts. There was also an improvement in the performance reported by the retail gas segment, due to higher volumes sold in France and more typical winter weather conditions compared to the corresponding period of 2014.
These positives were partially offset by lower one-off effects associated with contract renegotiations relating to the purchase costs of volumes supplied in previous reporting periods.

The Gas & Power segment reported an adjusted operating profit of euro 222 million in the second quarter of 2015, up by euro 59 million compared to the same quarter a year ago, due to better operating performance, partially offset by lower results of equity-accounted entities.

Operating review

In the second quarter of 2015, Eni’s natural gas sales were 22.39 bcm, up by 3.30 bcm or 17.3% from the same period of the previous year. Sales in Italy increased by 45.5% to 10.58 bcm driven by higher sales to hub (Italian gas exchange and spot markets) and positive performance in the residential segment due to more typical weather conditions. This was partially offset by lower sales in the wholesale and thermoelectric segments. Sales in the European markets decreased by 7.1% to 8.37 bcm due to the divestment of GVS joint venture in Germany, and lower sales in Benelux due to lower sales to wholesalers. These negatives were partly offset by higher spot sales in France and higher volumes marketed in Turkey to Botas. Sales to importers in Italy amounted to 1.11 bcm, up by 73.4% from the corresponding period a year ago, due to a higher availability of Libyan output.

In the first half of 2015, Eni’s natural gas sales were 48.01 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), up by 2.16 bcm, or 4.7% from the same period of the previous year. Sales in Italy increased to 21.11 bcm due to higher sales to hub (Italian gas exchange and spot markets) and a positive performance in the residential segment due to more typical weather conditions compared to the corresponding period of the previous year. These positive performances were partially offset by lower volumes in the thermoelectric segment due to weaker market conditions, reflecting higher use of hydroelectric and renewable sources and a contraction in demand, reported in the first months of the year. Sales in the European markets amounted to 20.21 bcm, down by 4.4% from the same period of the previous year. This can be attributed to the aforementioned divestment in Germany/Austria and lower spot sales in the United Kingdom. These issues were partially offset by higher spot sales in France and Turkey due to higher sales to Botas.

Electricity sales were 8.35 TWh in the second quarter of 2015, increased by 7.7% (16.82 TWh, up by 5.1% in the first half of the year) due to higher sales to the Italian Power Exchange.

Refining & Marketing and Chemicals

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

				RESULTS	(euro million)
7,439	5,356	6,695	(10.0)	Net sales from operations		14,455	12,051	(16.6)
(361)	99	120	..	Operating profit		(848)	219	..
(82)	(133)	(151)		Exclusion of inventory holding (gains) losses		21	(284)
187	155	136		Exclusion of special items:		258	291
40	20	60		- environmental charges		48	80
133	27	43		- asset impairments		185	70
	(1)	(4)		- gains on disposal of assets			(5)
		7		- risk provisions			7
6	4	(4)		- provision for redundancy incentives		7
(6)	90	27		- commodity derivatives		(4)	117
9	14	(2)		- exchange rate differences and derivatives		9	12
5	1	9		- other		13	10
(256)	121	105	..	Adjusted operating profit		(569)	226	..
(164)	92	39		- Refining & Marketing		(387)	131
(92)	29	66		- Chemicals		(182)	95
(5)	(1)	(3)		Net finance income (expense) (a)		(7)	(4)
4	35	3		Net income (expense) from investments (a)		38	38
53	(59)	(26)		Income taxes (a)		95	(85)
..	38.1	24.8		Tax rate (%)		..	32.7
(204)	96	79	..	Adjusted net profit		(443)	175	..
185	103	152	(17.8)	Capital expenditure		354	255	(28.0)

				Global indicator refining margin
2.29	7.57	9.13	298.7	Standard Eni Refining Margin (SERM) (b)	($/bbl)	1.73	8.35	382.7
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
4.61	5.78	5.77	25.2	Overall refining throughputs in Italy		9.57	11.55	20.7
5.81	6.91	6.59	13.4	Refining throughputs on own account		11.69	13.50	15.5
4.49	5.68	5.64	25.6	- Italy		9.26	11.32	22.2
1.32	1.23	0.95	(28.0)	- Rest of Europe		2.43	2.18	(10.3)
2.38	2.04	2.29	(3.8)	Retail sales		4.54	4.33	(4.6)
1.60	1.35	1.50	(6.2)	- Italy		3.05	2.85	(6.6)
0.78	0.69	0.79	1.3	- Rest of Europe		1.49	1.48	(0.7)
2.96	2.79	2.99	1.0	Wholesale sales		5.65	5.78	2.3
1.79	1.71	2.01	12.3	- Italy		3.47	3.72	7.2
1.17	1.08	0.98	(16.2)	- Rest of Europe		2.18	2.06	(5.5)
0.11	0.10	0.11		Wholesale sales outside Europe		0.21	0.21

1,360	1,430	1,327	(2.4)	Production of petrochemical products	(ktonnes)	2,801	2,757	(1.6)
1,402	1,095	1,275	(9.1)	Sales of petrochemical products	(euro million)	2,804	2,370	(15.5)

(a) Excluding special items.
(b) In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

Results

In the second quarter of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 105 million, up by euro 361 million from an adjusted operating loss of euro 256 million reported in the same quarter of the previous year.
This positive performance was driven by the improved results of the Refining & Marketing business, which recorded an adjusted operating profit of euro 39 million, up by euro 203 million from an adjusted operating loss of euro 164 million reported in the second quarter of 2014. The improvement was driven by efficiency and optimization initiatives, particularly capacity reductions which lowered the breakeven margin of the refining activity to $5.3 per barrel. These measures will bring about a return to profitability in 2015, should the strong margins continue for the remainder of the year. Marketing activity registered a stable performance due to efficiency initiatives, which helped to absorb almost totally the effects of competitive pressure.

The Chemical business reported an adjusted operating profit of euro 66 million, up by euro 158 million from the operating loss of euro 92 million reported in the second quarter of 2014. This result was driven by efficiency initiatives carried out in previous years, higher product margins in ethylene, polyethylene and styrene, but was also due to the temporary shortage of certain products, unscheduled facility shutdowns and lower competitiveness of imported products reflecting the euro devaluation. The effects of the ongoing turnaround initiatives, efficiency gains, plants optimization and the restarting of production at the Porto Marghera site, following commercial agreements with Shell, also drove the result.

Special charges excluded from adjusted operating profit of the first quarter of 2015 amounted to a net positive of euro 136 million (euro 291 million in the first half of the year). This comprised fair-value evaluation of certain commodity derivatives (charges of euro 27 million in the quarter and euro 117 million in the first half) lacking the formal criteria to be accounted as hedges under IFRS. These include impairment charges to write down capital expenditure of the period which was made at CGUs totally impaired in the previous reporting periods (euro 43 million in the quarter and euro 70 million in the first half of the year), and environmental charges (euro 60 million and euro 80 million in the quarter and in the first half of the year, respectively).

Adjusted net profit for the second quarter of 2015 amounted to euro 79 million, up by euro 283 million from the adjusted net loss of euro 204 million of the second quarter of 2014 due to improved operating performance.

In the first half of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 226 million, up by euro 795 million from an adjusted net loss of euro 569 million reported in the first half of 2014.
Adjusted net profit amounted to euro 175 million, up by euro 618 million from the same period of 2014.

Operating review

Eni’s refining throughputs for the second quarter of 2015 were 6.59 mmtonnes (13.50 mmtonnes in the first half of 2015), up by 13.4% from the second quarter of 2014 (up by 15.5% from the first half 2014). Volumes processed in Italy increased by 25.6% and 22.2% in the quarter and in the first half of the year, respectively, reflecting a favorable trading environment. The volumes of green feedstock processed at Venice facility reported an increase from the corresponding period of 2014 (year of the operations start-up). Outside Italy, Eni’s refining throughputs decreased by 28% in the quarter (down by 10.3% in the six months), due to the disposal in the Czech Republic. In Germany, refining throughputs reported a slight increase.

Retail sales in Italy were 1.50 mmtonnes in the second quarter of 2015 (2.85 mmtonnes in the first half), down by approximately 100 ktonnes, or 6.2% (down by approximately 200 ktonnes, or 6.6% in the first half) due to competitive pressure. In the second quarter of 2015 Eni’s market share amounted to 24.3%, down by 1.9 percentage points from the corresponding period of the previous year (26.2%).

Wholesale sales in Italy (2.01 mmtonnes and 3.72 mmtonnes in the second quarter and the first half of 2015, respectively) increased by approximately 220 ktonnes, or 12.3% in the quarter; up by 7.2% in the first half of 2015, mainly due to higher sales of gasoil and bunkering driven by higher demand. This was partly offset by lower volumes sold of minor products and lubricants. Average market share in the second quarter of 2015 was 27.1% (26.2% in the second quarter of 2014).

Retail sales in the rest of Europe were 0.79 mmtonnes (1.48 mmtonnes in the first half of 2015), barely unchanged from the same periods of the previous year. Higher sales in Germany, Switzerland and Austria were offset by lower volumes marketed in Eastern Europe, mainly due to the disposal of assets in Romania.

Wholesale sales in the rest of Europe (0.98 mmtonnes and 2.06 mmtonnes in the second quarter and the first half of 2015, respectively) decreased by 16.2% and 5.5% in the two reporting periods, mainly reflecting the aforementioned disposal of assets in Czech Republic.

Petrochemical production (1.33 mmtonnes and 2.76 mmtonnes in the two reporting periods) was slightly lower (down by 1.6% and 2.4% in the quarter and in the first half, respectively).

Summarized Group profit and loss account

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

27,353	23,786	22,193	(18.9)	Net sales from operations	56,556	45,979	(18.7)
32	563	118	..	Other income and revenues	192	681	..
(22,388)	(20,101)	(18,465)	(17.5)	Operating expenses	(46,062)	(38,566)	16.3
155	(22)	(276)	..	Other operating income (expense)	403	(298)	..
(2,897)	(2,675)	(3,176)	9.6	Depreciation, depletion, amortization and impairments	(5,188)	(5,851)	(12.8)

2,255	1,551	394	(82.5)	Operating profit	5,901	1,945	(67.0)
(257)	(513)	(69)	(73.2)	Finance income (expense)	(493)	(582)	(18.1)
408	297	157	(61.5)	Net income from investments	621	454	(26.9)

2,406	1,335	482	(80.0)	Profit before income taxes	6,029	1,817	(69.9)
(1,825)	(717)	(1,043)	(42.8)	Income taxes	(4,111)	(1,760)	57.2
75.9	53.7	216.4		Tax rate (%)	68.2	96.9

581	618	(561)	..	Net profit	1,918	57	(97.0)

				of which attributable:
658	704	(113)	..	- Eni's shareholders	1,961	591	(69.9)
(77)	(86)	(448)	..	- non-controlling interest	(43)	(534)	..

658	704	(113)	..	Net profit attributable to Eni's shareholders	1,961	591	(69.9)
5	87	(46)		Exclusion of inventory holding (gains) losses	11	41
220	(143)	298		Exclusion of special items	102	155
883	648	139	(84.3)	Adjusted net profit attributable to Eni's shareholders (a)	2,074	787	(62.1)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write-ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Second Quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	1,471	27	120	(950)	(193)	(81)	394
Exclusion of inventory holding (gains) losses		48	(151)			37	(66)

Exclusion of special items:
environmental charges			60		64		124
asset impairments	49	17	43	211	3		323
net gains on disposal of assets	(4)		(4)		(1)		(9)
risk provisions			7		2		9
provision for redundancy incentives	9	3	(4)	1	1		10
commodity derivatives	20	6	27	(2)			51
exchange rate differences and derivatives	(3)	(94)	(2)				(99)
other	(9)	24	9		1		25

Special items of operating profit	62	(44)	136	210	70		434

Adjusted operating profit	1,533	31	105	(740)	(123)	(44)	762
Net finance (expense) income (a)	(69)	3	(3)	(1)	(186)		(256)
Net income from investments (a)	123		3	(17)	43		152
Income taxes (a)	(1,016)	(30)	(26)	41	56	10	(965)

Tax rate (%)	64.0	88.2	24.8	..			146.7
Adjusted net profit	571	4	79	(717)	(210)	(34)	(307)

of which:
- adjusted net profit of non-controlling interest							(446)
- adjusted net profit attributable to Eni's shareholders							139

Reported net profit attributable to Eni's shareholders							(113)

Exclusion of inventory holding (gains) losses							(46)
Exclusion of special items							298

Adjusted net profit attributable to Eni's shareholders							139

(a) Excluding special items.

(euro million)

Second Quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	2,791	(19)	(361)	164	(156)	(164)	2,255
Exclusion of inventory holding (gains) losses		1	(82)			89	8

Exclusion of special items:
environmental charges			40		26		66
asset impairments	187		133		3		323
net gains on disposal of assets	3			1			4
risk provisions	(5)				2		(3)
provision for redundancy incentives	10		6	1	6		23
commodity derivatives	1	(12)	(6)	(1)			(18)
exchange rate differences and derivatives	(3)	9	9				15
other	(3)	35	5		18		55

Special items of operating profit	190	32	187	1	55		465

Adjusted operating profit	2,981	14	(256)	165	(101)	(75)	2,728
Net finance (expense) income (a)	(67)	2	(5)	(2)	(180)		(252)
Net income from investments (a)	118	3	4	7	153		285
Income taxes (a)	(1,881)	(17)	53	(50)	35	21	(1,839)

Tax rate (%)	62.0	89.5	..	29.4			66.6
Adjusted net profit	1,151	2	(204)	120	(93)	(54)	922

of which:
- adjusted net profit of non-controlling interest							39
- adjusted net profit attributable to Eni's shareholders							883

Reported net profit attributable to Eni's shareholders							658

Exclusion of inventory holding (gains) losses							5
Exclusion of special items							220

Adjusted net profit attributable to Eni's shareholders							883

(a) Excluding special items.

(euro million)

First Half 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	2,769	213	219	(788)	(286)	(182)	1,945
Exclusion of inventory holding (gains) losses		79	(284)			264	59

Exclusion of special items:
environmental charges			80		64		144
asset impairments	49	17	70	211	4		351
net gains on disposal of assets	(338)		(5)		(1)		(344)
risk provisions			7		2		9
provision for redundancy incentives	10	3		2	1		16
commodity derivatives	31	14	117	(5)			157
exchange rate differences and derivatives	(20)	(25)	12				(33)
other	(13)	24	10		4		25

Special items of operating profit	(281)	33	291	208	74		325

Adjusted operating profit	2,488	325	226	(580)	(212)	82	2,329
Net finance (expense) income (a)	(137)	5	(4)	(3)	(302)		(441)
Net income from investments (a)	147	3	38	(10)	273		451
Income taxes (a)	(1,809)	(111)	(85)	(13)	99	(23)	(1,942)

Tax rate (%)	72.4	33.3	32.7	..			83.0
Adjusted net profit	689	222	175	(606)	(142)	59	397

of which:
- adjusted net profit of non-controlling interest							(390)
- adjusted net profit attributable to Eni's shareholders							787

Reported net profit attributable to Eni's shareholders							591

Exclusion of inventory holding (gains) losses							41
Exclusion of special items							155

Adjusted net profit attributable to Eni's shareholders							787

(a) Excluding special items.

(euro million)

First Half 2014	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	6,221	592	(848)	291	(288)	(67)	5,901
Exclusion of inventory holding (gains) losses		(108)	21			102	15

Exclusion of special items:
environmental charges			48		26		74
asset impairments	187	1	185		5		378
net gains on disposal of assets	2			1			3
risk provisions	(5)				6		1
provision for redundancy incentives	20	1	7	1	1		30
commodity derivatives	2	(279)	(4)				(281)
exchange rate differences and derivatives	7	14	9				30
other	(3)	35	13		23		68

Special items of operating profit	210	(228)	258	2	61		303

Adjusted operating profit	6,431	256	(569)	293	(227)	35	6,219
Net finance (expense) income (a)	(134)	4	(7)	(3)	(333)		(473)
Net income from investments (a)	146	35	38	15	247		481
Income taxes (a)	(3,979)	(132)	95	(90)	45	(13)	(4,074)

Tax rate (%)	61.8	44.7	..	29.5			65.4
Adjusted net profit	2,464	163	(443)	215	(268)	22	2,153

of which:
- adjusted net profit of non-controlling interest							79
- adjusted net profit attributable to Eni's shareholders							2,074

Reported net profit attributable to Eni's shareholders							1,961

Exclusion of inventory holding (gains) losses							11
Exclusion of special items							102

Adjusted net profit attributable to Eni's shareholders							2,074

(a) Excluding special items.

(euro million)

First Quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	1,298	186	99	162	(93)	(101)	1,551
Exclusion of inventory holding (gains) losses		31	(133)			227	125

Exclusion of special items:
environmental charges			20				20
asset impairments			27		1		28
net gains on disposal of assets	(334)		(1)				(335)
provision for redundancy incentives	1		4	1			6
commodity derivatives	11	8	90	(3)			106
exchange rate differences and derivatives	(17)	69	14				66
other	(4)		1		3

Special items of operating profit	(343)	77	155	(2)	4		(109)

Adjusted operating profit	955	294	121	160	(89)	126	1,567
Net finance (expense) income (a)	(68)	2	(1)	(2)	(116)		(185)
Net income from investments (a)	24	3	35	7	230		299
Income taxes (a)	(793)	(81)	(59)	(54)	43	(33)	(977)

Tax rate (%)	87.0	27.1	38.1	32.7			58.1
Adjusted net profit	118	218	96	111	68	93	704

of which:
- adjusted net profit of non-controlling interest							56
- adjusted net profit attributable to Eni's shareholders							648

Reported net profit attributable to Eni's shareholders							704

Exclusion of inventory holding (gains) losses							87
Exclusion of special items							(143)

Adjusted net profit attributable to Eni's shareholders							648

(a) Excluding special items.

Breakdown of special items

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

66	20	124	Environmental charges	74	144
323	28	323	Asset impairments	378	351
4	(335)	(9)	Net gains on disposal of assets	3	(344)
(3)		9	Risk provisions	1	9
23	6	10	Provisions for redundancy incentives	30	16
(18)	106	51	Commodity derivatives	(281)	157
15	66	(99)	Exchange rate differences and derivatives	30	(33)
55		25	Other	68	25

465	(109)	434	Special items of operating profit	303	325

5	328	(187)	Net finance (income) expense	20	141
			of which:
(15)	(66)	99	- exchange rate differences and derivatives	(30)	33
(123)	2	(5)	Net income from investments	(140)	(3)
			of which:
(94)	2	(5)	- gains on disposal of assets	(96)	(3)
(94)			Galp	(96)
(29)			- impairments/revaluation of equity investments	(29)
(11)	(222)	58	Income taxes	41	(164)
			of which:
(12)			- other net tax refund	(12)
45			- deferred tax adjustment on PSAs	45
32	(133)	96	- re-allocation of tax impact on intercompany dividends and other special items	42	(37)
(76)	(89)	(38)	- taxes on special items of operating profit	(34)	(127)

336	(1)	300	Total special items of net profit	224	299

			Attributable to:
116	142	2	- non-controlling interest	122	144
220	(143)	298	- Eni's shareholders	102	155

Net sales from operations

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

7,368	5,212	6,200	(15.9)	Exploration & Production	14,802	11,412	(22.9)
17,968	16,373	14,263	(20.6)	Gas & Power	37,941	30,636	(19.3)
7,439	5,356	6,695	(10.0)	Refining & Marketing and Chemicals	14,455	12,051	(16.6)
6,159	4,371	5,628	(8.6)	- Refining & Marketing	11,980	9,999	(16.5)
1,402	1,095	1,275	(9.1)	- Chemicals	2,804	2,370	(15.5)
(122)	(110)	(208)		- Consolidation adjustment	(329)	(318)
3,075	3,020	2,353	(23.5)	Engineering & Construction	5,966	5,373	(9.9)
353	353	351	(0.6)	Corporate and other activities	691	704	1.9
(18)	(28)	153		Impact of unrealized intragroup profit elimination	(31)	125
(8,832)	(6,500)	(7,822)		Consolidation adjustment	(17,268)	(14,322)
27,353	23,786	22,193	(18.9)		56,556	45,979	(18.7)

Operating expenses

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

21,013	18,682	17,070	(18.8)	Purchases, services and other	43,346	35,752	(17.5)
63	20	133		of which: other special items	75	153
1,375	1,419	1,395	1.5	Payroll and related costs	2,716	2,814	3.6
23	6	10		of which: provision for redundancy incentives and other	30	16
22,388	20,101	18,465	(17.5)		46,062	38,566	(16.3)

Depreciation, depletion, amortization and impairments

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

2,204	2,244	2,449	11.1	Exploration & Production	4,074	4,693	15.2
80	89	87	8.8	Gas & Power	164	176	7.3
93	110	115	23.7	Refining & Marketing and Chemicals	189	225	19.0
67	85	88	31.3	- Refining & Marketing	140	173	23.6
26	25	27	3.8	- Chemicals	49	52	6.1
186	192	190	2.2	Engineering & Construction	362	382	5.5
17	18	19	11.8	Corporate and other activities	33	37	12.1
(6)	(6)	(7)		Impact of unrealized intragroup profit elimination	(12)	(13)
2,574	2,647	2,853	10.8	Total depreciation, depletion and amortization	4,810	5,500	14.3

323	28	323		Impairments	378	351	(7.1)

2,897	2,675	3,176	9.6		5,188	5,851	12.8

Net income from investments

(euro million) First Half 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Group

Share of gains (losses) from equity-accounted investments	44	3	(2)	(10)	(1)	34
Dividends	98		40		85	223
Net gains on disposal		(47)	37	13	12	15
Other income (expense), net	5				177	182

	147	(44)	75	3	273	454

Income taxes

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015	Change

			Profit before income taxes
(154)	(130)	(262)	Italy	300	(392)	(692)
2,560	1,465	744	Outside Italy	5,729	2,209	(3,520)
2,406	1,335	482		6,029	1,817	(4,212)
			Income taxes
(30)	5	(160)	Italy	214	(155)	(369)
1,855	712	1,203	Outside Italy	3,897	1,915	(1,982)
1,825	717	1,043		4,111	1,760	(2,351)
			Tax rate (%)
..	..	..	Italy	71.3	..	..
72.5	48.6	161.7	Outside Italy	68.0	86.7	18.7
75.9	53.7	216.4		68.2	96.9	28.7

Adjusted net profit

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

1,151	118	571	(50.4)	Exploration & Production	2,464	689	(72.0)
2	218	4	..	Gas & Power	163	222	36.2
(204)	96	79	..	Refining & Marketing and Chemicals	(443)	175	..
(127)	71	21	..	- Refining & Marketing	(290)	92
(77)	25	58	..	- Chemicals	(153)	83
120	111	(717)	..	Engineering & Construction	215	(606)	..
(93)	68	(210)	..	Corporate and other activities	(268)	(142)	..
(54)	93	(34)		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	22	59
922	704	(307)	..		2,153	397	(81.6)
				Attributable to:
883	648	139	(84.3)	- Eni's shareholders	2,074	787	(62.1)
39	56	(446)	..	- non-controlling interest	79	(390)	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2014	March 31, 2015	June 30, 2015	Change vs. Dec. 31, 2014	Change vs. March 31, 2015

Total debt	25,891	28,161	27,460	1,569	(701)
Short-term debt	6,575	10,393	8,863	2,288	(1,530)
Long-term debt	19,316	17,768	18,597	(719)	829
Cash and cash equivalents	(6,614)	(7,270)	(5,466)	1,148	1,804
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,052)	(5,054)	(17)	(2)
Financing receivables for non-operating purposes	(555)	(699)	(463)	92	236

Net borrowings	13,685	15,140	16,477	2,792	1,337

Shareholders' equity including non-controlling interest	62,209	68,202	63,872	1,663	(4,330)
Leverage	0.22	0.22	0.26	0.04	0.04

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. No. DEM/6064293 of 2006).

Bonds maturing in the 18-month period starting on June 30, 2015

(euro million)

Issuing entity	Amount at June 30, 2015 (a)

Eni SpA	3,289
Eni Finance International SA	144

3,433

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first half of 2015 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at June 30, 2015 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	998	2026	fixed	1.50

			998

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(euro million)

Dec. 31, 2014	Mar. 31, 2015	June 30, 2015

ASSETS
Current assets
Cash and cash equivalents	6,614	7,270	5,466
Financial assets held for trading	5,024	5,041	5,038
Financial assets available for sale	257	261	265
Trade and other receivables	28,601	31,325	28,131
Inventories	7,555	7,590	7,386
Current tax assets	762	857	743
Other current tax assets	1,209	1,186	988
Other current assets	4,385	3,592	3,336

	54,407	57,122	51,353
Non-current assets
Property, plant and equipment	71,962	78,509	76,845
Inventory - Compulsory stock	1,581	1,738	1,571
Intangible assets	3,645	3,653	3,551
Equity-accounted investments	3,115	3,465	3,395
Other investments	2,015	2,269	2,180
Other financial assets	1,022	1,119	1,094
Deferred tax assets	5,231	5,585	5,651
Other non-current receivables	2,773	2,812	2,570

	91,344	99,150	96,857
Assets held for sale	456	345	159

TOTAL ASSETS	146,207	156,617	148,369
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,716	3,769	4,848
Current portion of long-term debt	3,859	6,624	4,015
Trade and other payables	23,703	24,649	23,147
Income taxes payable	534	560	595
Other taxes payable	1,873	2,583	2,504
Other current liabilities	4,489	3,747	2,997

	37,174	41,932	38,106
Non-current liabilities
Long-term debt	19,316	17,768	18,597
Provisions for contingencies	15,898	16,459	16,387
Provisions for employee benefits	1,313	1,313	1,304
Deferred tax liabilities	7,847	8,332	7,805
Other non-current liabilities	2,285	2,475	2,245

	46,659	46,347	46,338
Liabilities directly associated with assets held for sale	165	136	53

TOTAL LIABILITIES	83,998	88,415	84,497
SHAREHOLDERS' EQUITY
Non-controlling interest	2,455	2,430	1,981
Eni shareholders' equity:
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(284)	(195)	(166)
Other reserves	57,343	61,839	58,042
Treasury shares	(581)	(581)	(581)
Interim dividend	(2,020)
Net profit	1,291	704	591

Total Eni shareholders' equity	59,754	65,772	61,891
TOTAL SHAREHOLDERS' EQUITY	62,209	68,202	63,872
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,207	156,617	148,369

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

			REVENUES
27,353	23,786	22,193	Net sales from operations	56,556	45,979
32	563	118	Other income and revenues	192	681
27,385	24,349	22,311	Total revenues	56,748	46,660

			OPERATING EXPENSES
21,013	18,682	17,070	Purchases, services and other	43,346	35,752
1,375	1,419	1,395	Payroll and related costs	2,716	2,814
155	(22)	(276)	OTHER OPERATING (EXPENSE) INCOME	403	(298)

2,897	2,675	3,176	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	5,188	5,851

2,255	1,551	394	OPERATING PROFIT	5,901	1,945

			FINANCE INCOME (EXPENSE)
1,808	5,189	1,212	Finance income	3,361	6,401
(2,093)	(5,187)	(1,705)	Finance expense	(3,837)	(6,892)
12	16	1	Finance income from financial assets held for trading, net	16	17
16	(531)	423	Derivative financial instruments	(33)	(108)
(257)	(513)	(69)		(493)	(582)

			INCOME (EXPENSE) FROM INVESTMENTS
45	24	10	Share of profit (loss) of equity-accounted investments	111	34
363	273	147	Other gain (loss) from investments	510	420
408	297	157		621	454

2,406	1,335	482	PROFIT BEFORE INCOME TAXES	6,029	1,817
(1,825)	(717)	(1,043)	Income taxes	(4,111)	(1,760)

581	618	(561)	Net profit	1,918	57

			Attributable to:
658	704	(113)	- Eni's shareholders	1,961	591
(77)	(86)	(448)	- non-controlling interest	(43)	(534)

			Net profit per share (euro per share)
0.18	0.20	(0.04)	- basic	0.54	0.16
0.18	0.20	(0.04)	- diluted	0.54	0.16

COMPREHENSIVE INCOME

(euro million)

First Half 2014	First Half 2015

Net profit	1,918	57
Items subsequently reclassifiable to profit and loss account	523	3,615
Foreign currency translation differences	423	3,507
Fair value evaluation of available for sale investments	(77)
Change in the fair value of cash flow hedging derivatives	250	156
Change in the fair value of available-for-sale securities	5	(3)
Share of "Other comprehensive income" on equity-accounted entities	(1)	(7)
Taxation	(77)	(38)

Total other items of comprehensive income	523	3,615

Total comprehensive income	2,441	3,672
Attributable to:
- Eni's shareholders	2,475	4,152
- non-controlling interest	(34)	(480)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders' equity at December 31, 2014		62,209
Total comprehensive income	3,672
Dividends distributed to Eni's shareholders	(2,017)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	11

Total changes		1,663

Shareholders' equity at June 30, 2015		63,872

Attributable to:
- Eni's shareholders		61,891
- non-controlling interest		1,981

GROUP CASH FLOW STATEMENT

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

581	618	(561)	Net profit	1,918	57
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,574	2,647	2,853	Depreciation, depletion and amortization	4,810	5,500
323	28	323	Impairments of tangible and intangible assets, net	378	351
(45)	(24)	(10)	Share of profit (loss) of equity-accounted investments	(111)	(34)
(15)	(328)	(22)	Gain on disposal of assets, net	(20)	(350)
(138)	(42)	(181)	Dividend income	(174)	(223)
(44)	(50)	(37)	Interest income	(75)	(87)
180	174	178	Interest expense	351	352
1,825	717	1,043	Income taxes	4,111	1,760
(32)	(328)	171	Other changes	(143)	(157)
			Changes in working capital:
(784)	181	331	- inventories	(282)	512
2,933	(912)	2,732	- trade receivables	1,574	1,820
(1,308)	452	(1,547)	- trade payables	(2,041)	(1,095)
(62)	(377)	111	- provisions for contingencies	28	(266)
(734)	1,072	(825)	- other assets and liabilities	(968)	247
45	416	802	Cash flow from changes in working capital	(1,689)	1,218
6	(18)	6	Net change in the provisions for employee benefits	4	(12)
237	26	243	Dividends received	344	269
9	31		Interest received	26	31
(132)	(293)	(125)	Interest paid	(325)	(418)
(1,785)	(1,270)	(1,309)	Income taxes paid, net of tax receivables received	(3,665)	(2,579)
3,589	2,304	3,374	Net cash provided by operating activities	5,740	5,678
			Investing activities:
(2,542)	(2,641)	(3,112)	- tangible assets	(4,752)	(5,753)
(437)	(258)	(226)	- intangible assets	(772)	(484)
(21)			- consolidated subsidiaries and businesses	(36)
(112)	(61)	(47)	- investments	(157)	(108)
16	(37)	(61)	- securities	(48)	(98)
(35)	(378)	(64)	- financing receivables	(519)	(442)
272	(556)	394	- change in payables and receivables in relation to investments and capitalized depreciation	158	(162)
(2,859)	(3,931)	(3,116)	Cash flow from investments	(6,126)	(7,047)
			Disposals:
7	382	9	- tangible assets	7	391
	17	4	- intangible assets		21
	34	(1)	- consolidated subsidiaries and businesses		33
830	114	85	- investments	3,007	199
5	10		- securities	40	10
(160)	186	87	- financing receivables	308	273
25	7	61	- change in payables and receivables in relation to disposals	6	68
707	750	245	Cash flow from disposals	3,368	995
(2,152)	(3,181)	(2,871)	Net cash used in investing activities (*)	(2,758)	(6,052)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

236	1,019	985	Proceeds from long-term debt	2,477	2,004
(127)	(455)	(2,311)	Repayments of long-term debt	(2,793)	(2,766)
295	866	1,059	Increase (decrease) in short-term debt	664	1,925
404	1,430	(267)		348	1,163
1		1	Net capital contributions by non-controlling interest	1	1
(1,986)		(2,017)	Dividends paid to Eni's shareholders	(1,986)	(2,017)
(4)		(3)	Dividends paid to non-controlling interests	(48)	(3)
(51)			Net purchase of treasury shares	(202)
(1,636)	1,430	(2,286)	Net cash used in financing activities	(1,887)	(856)
2	(3)	1	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	(2)
(9)	106	(22)	Effect of exchange rate changes on cash and cash equivalents and other changes	(10)	84
(206)	656	(1,804)	Net cash flow for the period	1,087	(1,148)
6,724	6,614	7,270	Cash and cash equivalents - beginning of the period	5,431	6,614
6,518	7,270	5,466	Cash and cash equivalents - end of the period	6,518	5,466

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

53	(172)	197	Net cash flows from financing activities	36	25

SUPPLEMENTAL INFORMATION

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

			Effect of investment of companies included in consolidation and businesses
36			Current assets	96
233			Non-current assets	265
			Net borrowings	(19)
(248)			Current and non-current liabilities	(291)
21			Net effect of investments	51
			Fair value of investments held before the acquisition of control	(15)
21			Purchase price	36
			less:
			Cash and cash equivalents
21			Cash flow on investments	36
			Effect of disposal of consolidated subsidiaries and businesses
	7		Current assets		7
	19		Non-current assets		19
	(17)		Net borrowings		(17)
	(8)	2	Current and non-current liabilities		(6)
	1	2	Net effect of disposals		3
	34	(3)	Gains/losses on disposal		31
	35	(1)	Selling price		34
			less:
	(1)		Cash and cash equivalents		(1)
	34	(1)	Cash flow on disposals		33

Capital expenditure

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

2,577	2,601	3,194	23.9	Exploration & Production	4,688	5,795	23.6
399	242	205	(48.6)	- exploration	697	447	(35.9)
2,160	2,346	2,975	37.7	- development	3,944	5,321	34.9
18	13	14	(22.2)	- other expenditure	47	27	(42.6)
47	18	26	(44.7)	Gas & Power	75	44	(41.3)
185	103	152	(17.8)	Refining & Marketing and Chemicals	354	255	(28.0)
118	73	82	(30.5)	- Refining & Marketing	229	155	(32.3)
67	30	70	4.5	- Chemicals	125	100	(20.0)
125	150	118	(5.6)	Engineering & Construction	329	268	(18.5)
28	7	8	(71.4)	Corporate and other activities	53	15	(71.7)
17	20	(160)		Impact of unrealized intragroup profit elimination	25	(140)

2,979	2,899	3,338	12.1		5,524	6,237	12.9

In the first half of 2015, capital expenditure amounted to euro 6,237 million (euro 5,524 million in the first half of 2014) and mainly related to:
- development activities deployed mainly in Egypt, Angola, Norway, Congo, Kazakhstan, Italy, the United States and Indonesia and exploratory activities of which 97% was spent outside Italy, primarily in Libya, Cyprus, Gabon, Congo, Egypt, the United Kingdom, the United States and Indonesia;
- upgrading of the fleet used in the Engineering & Construction segment (euro 268 million);
- refining activity (euro 117 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network (euro 38 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 25 million).

Exploration & Production capital expenditure by geographic area

(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

229	198	215	(6.1)	Italy	435	413	(5.1)
416	451	381	(8.4)	Rest of Europe	786	832	5.9
236	389	738	..	North Africa	422	1,127	..
911	780	1,027	12.7	Sub-Saharan Africa	1,680	1,807	7.6
129	177	223	72.9	Kazakhstan	242	400	65.3
279	400	363	30.1	Rest of Asia	473	763	61.3
358	191	238	(33.5)	America	608	429	(29.4)
19	15	9	(52.6)	Australia and Oceania	42	24	(42.9)

2,577	2,601	3,194	23.9		4,688	5,795	23.6

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

1,584	1,697	1,754	Production of oil and natural gas (a) (b)	(kboe/d)	1,583	1,726
179	165	173	Italy		180	169
195	186	181	Rest of Europe		193	184
549	638	681	North Africa		546	659
321	342	343	Sub-Saharan Africa		322	343
90	100	98	Kazakhstan		96	99
104	109	113	Rest of Asia		100	111
120	128	140	America		119	134
26	29	25	Australia and Oceania		27	27
133.0	144.5	153.6	Production sold (a)	(mmboe)	267.7	298.1

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

813	860	903	Production of liquids (a)	(kbbl/d)	817	882
72	66	72	Italy		73	69
94	89	82	Rest of Europe		95	86
236	248	288	North Africa		241	268
227	256	255	Sub-Saharan Africa		229	256
54	57	58	Kazakhstan		56	58
41	50	55	Rest of Asia		36	52
83	87	88	America		80	87
6	7	5	Australia and Oceania		7	6

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

4,234	4,596	4,676	Production of natural gas (a) (b)	(mmcf/d)	4,208	4,636
587	548	557	Italy		588	553
557	534	544	Rest of Europe		540	539
1,718	2,135	2,154	North Africa		1,674	2,145
512	471	485	Sub-Saharan Africa		510	478
201	235	222	Kazakhstan		219	228
342	327	319	Rest of Asia		354	323
204	226	285	America		210	255
113	120	110	Australia and Oceania		113	115

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (392 and 556 mmcf/d in the second quarter 2015 and 2014, respectively, 395 and 479 mmcf/d in the first half 2015 and 2014, respectively, and 398 mmcf/d in the first quarter 2015).

Gas & Power Natural gas sales by market
(bcm)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	% Ch. II Q. 15 vs. II Q. 14	First Half 2014	First Half 2015	% Ch.

7.27	10.53	10.58	45.5	ITALY	18.45	21.11	14.4
1.00	1.72	0.61	(39.0)	- Wholesalers	2.43	2.33	(4.1)
2.57	2.75	6.26	..	- Italian exchange for gas and spot markets	6.36	9.01	41.7
1.22	1.36	1.15	(5.7)	- Industries	2.42	2.51	3.7
0.31	0.55	0.37	19.4	- Medium-sized enterprises and services	0.93	0.92	(1.1)
0.34	0.26	0.18	(47.1)	- Power generation	0.79	0.44	(44.3)
0.56	2.35	0.73	30.4	- Residential	2.77	3.08	11.2
1.27	1.54	1.28	0.8	- Own consumption	2.75	2.82	2.5
11.82	15.09	11.81	(0.1)	INTERNATIONAL SALES	27.40	26.90	(1.8)
9.65	12.97	9.48	(1.8)	Rest of Europe	22.97	22.45	(2.3)
0.64	1.13	1.11	73.4	- Importers in Italy	1.83	2.24	22.4
9.01	11.84	8.37	(7.1)	- European markets	21.14	20.21	(4.4)
1.34	1.14	1.45	8.2	Iberian Peninsula	2.86	2.59	(9.4)
1.63	1.61	0.96	(41.1)	Germany/Austria	3.78	2.57	(32.0)
2.18	2.84	1.68	(22.9)	Benelux	4.51	4.52	0.2
0.22	0.72	0.19	(13.6)	Hungary	0.90	0.91	1.1
0.64	0.72	0.43	(32.8)	UK	1.53	1.15	(24.8)
1.54	2.07	1.80	16.9	Turkey	3.53	3.87	9.6
1.41	2.53	1.81	28.4	France	3.79	4.34	14.5
0.05	0.21	0.05		Other	0.24	0.26	8.3
1.33	1.34	1.51	13.5	Extra European markets	2.92	2.85	(2.4)
0.84	0.78	0.82	(2.4)	E&P sales in Europe and in the Gulf of Mexico	1.51	1.60	6.0
19.09	25.62	22.39	17.3	WORLDWIDE GAS SALES	45.85	48.01	4.7

Chemicals

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

			Sales of petrochemical products	(euro million)
608	438	525	Intermediates		1,235	963
740	649	698	Polymers		1,477	1,347
54	8	52	Other revenues		92	60

1,402	1,095	1,275			2,804	2,370

			Production	(ktonnes)
756	822	763	Intermediates		1,588	1,585
604	608	564	Polymers		1,213	1,172

1,360	1,430	1,327			2,801	2,757

Engineering & Construction
(euro million)

Second Quarter 2014	First Quarter 2015	Second Quarter 2015	First Half 2014	First Half 2015

5,527	2,122	620	Engineering & Construction Offshore	8,238	2,742
3,355	256	175	Engineering & Construction Onshore	4,328	431
61	9	180	Offshore drilling	142	189
289	12	126	Onshore drilling	424	138

9,232	2,399	1,101		13,132	3,500

(euro million)	Dec. 31, 2014	June 30, 2015

Order backlog	22,147	19,018